UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025.

Commission File Number 001-41606

BRERA HOLDINGS PLC

(Translation of registrant’s name into English)

Connaught House, 5th Floor

One Burlington Road

Dublin 4

D04 C5Y6

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

PIPE Transaction

As previously disclosed, on September 18, 2025, Brera Holdings PLC (the “Company”) entered into several securities purchase agreements (the “Securities Purchase Agreements”) with certain accredited investors (the “PIPE Investors”) pursuant to which the Company agreed to sell and issue to the PIPE Investors in a private placement offering (the “PIPE Offering”) an aggregate of (i) a combination of 61,505,516 shares of the Company’s Class B Ordinary Shares, with a nominal value of $0.05 per share (the “Class B Ordinary Shares”), and Class B Ordinary Share purchase warrants (the “PIPE Common Warrants”) to purchase 61,505,516 Class B Ordinary Shares, at a combined offering price of $4.50 per Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share and (ii) a combination of pre-funded warrants (the “PIPE Pre-Funded Warrants”) to purchase 5,161,152 Class B Ordinary Shares and PIPE Common Warrants to purchase 5,161,152 Class B Ordinary Shares, at a combined offering price of $4.45 per PIPE Pre-Funded Warrant to purchase one Class B Ordinary Share and PIPE Common Warrant to purchase one Class B Ordinary Share.

The PIPE Common Warrants are immediately exercisable for 36 months at an exercise price of $6.75 per share. The PIPE Pre-Funded Warrants are immediately exercisable and may be exercised at any time until all of the PIPE Pre-Funded Warrants issued in the PIPE Offering are exercised in full at an exercise price of $0.05 per share. Each PIPE Investor’s ability to exercise its PIPE Pre-Funded Warrants and PIPE Common Warrants, as applicable, in exchange for Class B Ordinary Shares is subject to certain beneficial ownership limitations set forth therein.

The aggregate gross proceeds for the PIPE Offering is approximately $300 million, which amount was paid in cash, USD Coin, Tether, or SOL, the native cryptocurrency of Solana, a blockchain ecosystem, or a combination thereof.

Cantor Fitzgerald & Co. acted as exclusive financial advisor and sole placement agent in connection with the PIPE Offering.

The Company intends to direct a portion of the funds secured into revenue-generating crypto infrastructure projects in the UAE, the first of which will be bare metal servers in Abu Dhabi configured to outperform typical DAT validator strategies.

In connection with the PIPE Offering, the Company entered into certain agreements and certain actions occurred as described below.

Strategic Advisor Agreement

On September 18, 2025 (the “Effective Date”), the Company entered into a Strategic Advisor Agreement (the “Strategic Advisor Agreement”) with certain strategic advisors (the “Strategic Advisors”), pursuant to which the Strategic Advisors will provide the Company with strategic advice and guidance relating to the Company’s business, operations and growth initiatives, and industry trends in the crypto technology sector (the “Services”). In return for their Services, the Strategic Advisors will receive the following from the Company.

(i)

cash compensation equal to 1% per annum of the amount of the Company’s SOL Assets Under Management (“SOL AUM”) (as determined in accordance with the provisions of the Strategic Advisor Agreement) as of the anniversary date of the Effective Date of the applicable year, up to $1,000,000,000 of SOL AUM, and 0.5% per annum of the amount by which the Company’s SOL AUM as of the anniversary date of the Effective Date of the applicable year exceeds $1,000,000,000;

(ii)	pre-funded warrants (the “Strategic Advisor Pre-Funded Warrants”) to purchase a number of Class B Ordinary Shares equal to 10.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements (the “Strategic Advisor Pre-Funded Warrant Shares”);

(iii)	warrants (the “Strategic Advisor Common Warrants 1”) to purchase an amount of Class B Ordinary Shares equal to, in the aggregate, 50.0% of the aggregate number of Strategic Advisor Pre-Funded Warrant Shares; and

(iv)	warrants (the “Strategic Advisor Common Warrants 2”, and together with the Strategic Advisor Pre-Funded Warrants and the Strategic Advisor Common Warrants 1, the “Strategic Advisor Warrants”) to purchase, in the aggregate, an amount of Class B Ordinary Shares equal to 9.0% of the aggregate number of Class B Ordinary Shares and pre-funded warrants issued pursuant to the Securities Purchase Agreements.

The exercise price per share of the Strategic Advisor Pre-Funded Warrants shall be set at a price equal to $0.05. The exercise price per share of the Strategic Advisor Common Warrants 1 shall be set at a price equal to $6.75. Half of the Strategic Advisor Pre-Funded Warrants are exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. The remaining half of the Strategic Advisor Pre-Funded Warrants are exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until all of such Strategic Advisor Pre-Funded Warrants are exercised in full. Half of the Strategic Advisor Common Warrants 1 are exercisable immediately upon issuance, in whole or in part, at any time and from time to time, until the five (5) year anniversary of the issuance thereof. The remaining half of the Strategic Advisor Common Warrants 1 shall be exercisable, in whole or in part, at any time and from time to time, beginning on the third anniversary of the closing of the PIPE Offering and until the five year anniversary of the issuance thereof. The Strategic Advisor Common Warrants 2 shall be exercisable pursuant to the following performance based metrics: (i) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $6.75 per share; (ii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $9.00 per share; and (iii) one-third of the purchase rights represented by the Strategic Advisor Common Warrants 2 shall be exercisable on and after the first date on which the closing trading price of the Class B Ordinary Shares on the Company’s principal stock exchange is equal to or greater than $11.25 per share (each, a “Performance Metric”). The exercise price per share of the Strategic Advisor Common Warrants 2 shall be equal to the closing market price of the Class B Ordinary Shares on the trading day on which the applicable Performance Metric is achieved. The Strategic Advisor Common Warrants 2 each have a term of five years from the date of issuance thereof.

The Company will also reimburse reasonable expenses reasonably and necessarily incurred by each of the Strategic Advisors in the course of providing the Services, including airfare, lodging and meals, subject to the Company’s receipt of documentation for such expenses reasonably satisfactory to the Company.

The Strategic Advisor Agreement has a term of ten (10) years; provided however, (i) the Company and any individual Strategic Advisor may terminate the Strategic Advisor Agreement upon mutual written consent executed by the Company and such Strategic Advisor, solely as it pertains to the engagement of such Strategic Advisor or (ii) the Company or any individual Strategic Advisor, solely with respect to itself, may terminate the Strategic Advisor Agreement at any time, effective immediately upon notice, if it has good cause for termination as set forth under the Strategic Advisor Agreement.

The foregoing summaries of the Strategic Advisor Pre-Funded Warrants, the Strategic Advisor Common Warrants 1, the Strategic Advisor Common Warrants 2 and the Strategic Advisor Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibits 4.3, 4.4, 4.5 and 10.4, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Concurrent Securities Issuances

In connection with entering into the Securities Purchase Agreements, the Company entered into a Registration Rights Agreement (the “DM Registration Rights Agreement 2”) with certain entities owned and controlled by Daniel J. McClory (the “DM Entities”), our Executive Chairman, pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the PIPE Offering registering the resale of the Class B Ordinary Shares held by the DM Entities.

In connection with entering into the Securities Purchase Agreements, the Company entered into a Warrant Purchase Agreement (the “Investor Warrant Purchase Agreement”) with five investors (the “WPA Investors”), pursuant to which the Company will offer and sell a Class B Ordinary Share purchase warrant to purchase an aggregate of 622,080 Class B Ordinary Shares to the WPA Investors (the “WPA Investor Warrant”) for $6,221 (the “WPA Investor Purchase”). The closing of the WPA Investor Purchase is conditioned upon the occurrence of and will occur simultaneously with the closing of the PIPE Offering.

In connection with entering into the Investor Warrant Purchase Agreement, on September 23, 2025, the Company and WPA Investors entered into a Registration Rights Agreement (the “WPA Registration Rights Agreement”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the WPA Investor Purchase registering the resale of the Class B Ordinary Shares underlying the WPA Investor Warrant.

In connection with entering into the Securities Purchase Agreements, the Company entered into a Warrant Purchase Agreement (the “DM Warrant Purchase Agreement”) with an entity (the “DM Purchaser”) owned and controlled by Daniel J. McClory, the current Executive Chairman of the Company, pursuant to which the Company will offer and sell a Class B Ordinary Share purchase warrant to purchase 200,000 Class B Ordinary Shares to the DM Purchaser (the “DM Warrant”) for $2,000 (the “DM Warrant Purchase”). The closing of the DM Warrant Purchase is conditioned upon the occurrence of and will occur simultaneously with the closing of the PIPE Offering.

In connection with entering into the DM Warrant Purchase Agreement, on September 23, 2025, the Company and the DM Purchaser entered into a Registration Rights Agreement (the “DM Registration Rights Agreement 1”), pursuant to which the Company agreed to file a registration statement with the U.S. Securities and Exchange Commission, within 30 days of the closing of the DM Warrant Purchase registering the resale of the Class B Ordinary Shares underlying the DM Warrant.

The foregoing summaries of the Investor Warrant Purchase Agreement, the WPA Registration Rights Agreement, the DM Warrant Purchase Agreement, the DM Registration Rights Agreement 1, and the DM Registration Rights Agreement 2 do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibits 10.5, 10.6, 10.7, 10.8 and 10.10, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Resignations and Appointments of Certain Directors and Officers.

Resignations

Effective September 23, 2025, Dr. Fabio Scacciavillani resigned from the Company’s Board of Directors (the “Board”) and as Chief Executive Officer of the Company. Dr. Scacciavillani will continue in his role as Chief Financial Officer.

Additionally, on September 23, 2025, Abhishek Matthews, Christopher Gardner, Giuseppe Pirola and Goran Pandev resigned as members of the Board. Neither Mr. Matthew’s, Mr. Gardner’s, Mr. Pirola’s or Mr. Pandev’s resignation was a result of any disagreement relating to the Company’s operations, policies or practices.

Appointments

Appointment of Dr. Arthur Laffer as a Director

On September 23, 2025, the Company appointed Dr. Arthur Laffer as a member of the Board.

There are no other arrangements or understandings between Dr. Laffer and any other person pursuant to which Dr. Laffer was appointed as a Director of the Company. There are also no family relationships between Dr. Laffer and any director or executive officer of the Company, and Dr. Laffer has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Victor Fischer as a Director

On September 23, 2025, the Company appointed Victor Fischer as a member of the Board.

There are no other arrangements or understandings between Mr. Fischer and any other person pursuant to which Mr. Fischer was appointed as a Director of the Company. There are also no family relationships between Mr. Fischer and any director or executive officer of the Company, and Mr. Fischer has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Keren Maimon as a Director

On September 23, 2025, the Company appointed Keren Maimon as a member of the Board.

There are no other arrangements or understandings between Ms. Maimon and any other person pursuant to which Ms. Maimon was appointed as a Director of the Company. There are also no family relationships between Ms. Maimon and any director or executive officer of the Company, and Ms. Maimon has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Ron Sade as a Director

On September 23, 2025, the Company appointed Ron Sade as a member of the Board.

There are no other arrangements or understandings between Mr. Sade and any other person pursuant to which Mr. Sade was appointed as a Director of the Company. There are also no family relationships between Mr. Sade and any director or executive officer of the Company, and Mr. Sade has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Alyazi Almheiri as a Director

On September 23, 2025, the Company appointed Alvazi Almheiri as a member of the Board.

There are no other arrangements or understandings between Ms. Almheiri and any other person pursuant to which Ms. Almheiri was appointed as a Director of the Company. There are also no family relationships between Ms. Almheiri and any director or executive officer of the Company, and Ms. Almheiri has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Appointment of Tarek Alnuaimi as a Director

On September 23, 2025, the Company appointed Tarek Alnuaimi as a member of the Board.

There are no other arrangements or understandings between Mr. Alnuaimi and any other person pursuant to which Mr. Alnuaimi was appointed as a Director of the Company. There are also no family relationships between Mr. Alnuaimi and any director or executive officer of the Company, and Mr. Alnuaimi has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Employment Agreement with Chief Executive Officer and Director

On September 23, 2025, the Company entered into a formal employment agreement (the “Agreement”) with Marco Santori to become the Company’s Chief Executive Officer and Director.

Mr. Santori’s term as the Company’s Chief Executive Officer and Director will begin on September 23, 2025, and continue until terminated by either party, subject to the terms of the Agreement (the “Term”). For his services, Mr. Santori will be paid $650,000 per year. Additionally, Mr. Santori will be granted a signing bonus of $1,000,000 and an equity grant of $15,000,000 in Restricted Stock Units which are subject to time and performance based vesting. During the course of the Term, Mr. Santori will be eligible for (i) performance bonuses to be granted at the discretion of the Company’s Compensation Committee, (ii) an AUM-based bonus, determined each calendar year based on the Company’s SOL AUM as of December 31 of such year, equal to (a) 0.1429% of SOL AUM up to $1,000,000,000, and (ii) 0.0714% of any SOL AUM in excess of $1,000,000,000, and (iii) to participate in the Company’s 2025 Equity Incentive Plan. The Agreement contains a perpetual confidentiality covenant as well as non-competition and employee and customer non-solicitation covenants that apply during the Term and for a period of one year following Mr. Santori’s termination.

There are no other arrangements or understandings between Mr. Santori and any other person pursuant to which Mr. Santori was appointed Chief Executive Officer and a Director of the Company. There are also no family relationships between Mr. Santori and any director or executive officer of the Company, and Mr. Santori has no direct or indirect material interest in any transaction required to be disclosed pursuant to Item 404(a) of Regulation S-K.

The newly appointed officers and directors of the Company will enter into standard indemnification agreements with the Company (the “Indemnification Agreements”) whereby the Company will agree to indemnify such new officers directors for losses related to the fact that they are officers and directors of the Company.

The foregoing summaries of the Agreement and the form of Indemnification Agreements do not purport to be complete and are qualified in their entirety by reference to the complete text of those documents, which are attached hereto as Exhibits 10.3 and 10.9, respectively, to this Report on Form 6-K and are hereby incorporated by reference.

Press Release on Closing the Offering

On September 23, 2025, the Company issued a press release announcing the closing of the PIPE Offering. A copy of the press release is included as Exhibit 99.1 hereto and is incorporated herein by reference.

Corporate Presentation

In connection with the PIPE Offering, the Company delivered an investor presentation to potential investors on a confidential basis, a copy of which is furnished as Exhibit 99.2 to this Report on Form 6-K.

Updated Risk Factors

In connection with the PIPE Offering, the Company is supplementing the risk factors previously disclosed in its Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and as supplemented by the Company’s subsequent periodic filings. A copy of the additional risk factors is included as Exhibit 99.3 hereto and is incorporated herein by reference.

Forward-Looking Statements

This Report on Form 6-K contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. This Report on Form 6-K also includes express and implied forward-looking statements regarding the Company’s current expectations, estimates, opinions and beliefs that are not historical facts. Such forward-looking statements may be identified by words such as “believes,” “expects,” “endeavors,” “anticipates,” “intends,” “plans,” “estimates,” “projects,” “should” and “objective” and the negative and variations of such words and similar words. These statements are made on the basis of current knowledge and, by their nature, involve numerous assumptions and uncertainties. Nothing set forth herein should be regarded as a representation, warranty or prediction that the Company will achieve or is likely to achieve any particular future result. Actual results may differ materially from those indicated in the forward-looking statements because the realization of those results is subject to many risks and uncertainties, including the failure to realize the anticipated benefits of the PIPE Offering and related transactions, including the proposed digital asset treasury strategy, economic conditions, fluctuations in the market price of SOL, the impact on the Company’s business of the evolving regulatory environment, the ability of the Company to execute on its digital asset treasury strategy, risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets generally as well as those risks and uncertainties identified under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024 and other information the Company has or may file with the U.S. Securities and Exchange Commission, including Exhibit 99.3 attached hereto. Forward-looking statements contained in this Report on Form 6-K are made as of the date of this Report on Form 6-K, and the Company undertakes no duty to update such information except as required under applicable law.

This Report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

(a) Exhibits

Number	Description
3.1	Constitution of the Registrant
4.1	Form of PIPE Pre-Funded Warrant (Incorporated by reference to Exhibit 4.1 filed on Form 6-K September 18, 2025)
4.2	Form of PIPE Common Warrant (Incorporated by reference to Exhibit 4.2 filed on Form 6-K September 18, 2025)
4.3	Form of Strategic Advisor Pre-Funded Warrant
4.4	Form of Strategic Advisor Common Warrant 1
4.5	Form of Strategic Advisor Common Warrant 2
10.1	Form of Securities Purchase Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Purchaser (as defined therein) (Incorporated by reference to Exhibit 10.1 filed on Form 6-K September 18, 2025)
10.2	Form of Registration Rights Agreement, dated as of September 18, 2025, between Brera Holdings PLC and each Holder (as defined therein) (Incorporated by reference to Exhibit 10.2 filed on Form 6-K September 18, 2025
10.3	Employment Agreement with Marco Santori, effective September 23, 2025
10.4	Strategic Advisor Agreement, dated September 18, 2025
10.5	Investor Warrant Purchase Agreement, dated September 23, 2025
10.6	Investor Registration Rights Agreement, dated September 23, 2025
10.7	DM Warrant Purchase Agreement, dated September 23, 2025
10.8	DM Registration Rights Agreement 1, dated September 23, 2025
10.9	Form of Indemnification Agreement
10.10	DM Registration Rights Agreement 2, dated September 23, 2025
99.1	Press Release, dated September 23, 2025
99.2	Corporate Presentation, dated September 2025 (Incorporated by reference to Exhibit 99.2 filed on Form 6-K September 18, 2025).
99.3	Risk Factors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025	BRERA HOLDINGS PLC

	By:	/s/ Dr. Fabio Scacciavillani
Dr. Fabio Scacciavillani
Chief Financial Officer